Exhibit 99.19

Open letter to the shareholders of

Biofrontera AG, Leverkusen

Call for acceptance of the ongoing voluntary partial acquisition offer for Biofrontera AG by Maruho Deutschland GmbH

Leverkusen, June 17, 2019

Dear shareholders of Biofrontera AG,

As Managing Directors of Maruho Deutschland GmbH, we would like to address you because we see your company, Biofrontera AG, standing at a crossroads. It is now up to you to decide in which direction Biofrontera should develop in future.

Our voluntary partial acquisition offer for your shares expires on June 24, 2019. With this open letter, we would like to call on you to tender your shares into our offer. This way, you make an important contribution to the successful further development of Biofrontera as an independent biotech company. Our offer is both, good for the company and advantageous for you as a shareholder.

1.

Good for Biofrontera: The Executive Board and Supervisory Board of Biofrontera unanimously recommend to accept our offer. As a stable anchor shareholder, we can support the company even better in its further development.

2.

Advantageous for you as a shareholder: The offer price corresponds to an attractive premium of 27 percent on the closing price prior to the announcement of the offer. The current market price is influenced by speculation and tactics. It is highly doubtful whether the share price will maintain this level once the acceptance period for our offer has expired.

In the following, we would like to explain both points to you in detail.

Why is the success of Maruho’s offer good for the future of Biofrontera?

The company is standing at a crossroads: on the one hand, Biofrontera has a lot of potential. With the approval of Ameluz® in Europe and the United States after many years of intensive research and overcoming great challenges, Biofrontera is – according to its own statement – on the verge of reaching the break-even and thus to be rewarded for its efforts.

On the other hand, Biofrontera threatens to become the pawn of an activist investor. An opaque corporate network around Deutsche Balaton AG, controlled by Mr. Wilhelm K. T. Zours, tries to gain control over Biofrontera. Already in the upcoming annual general meeting on July 10, Balaton will try to staff the Supervisory Board with own candidates. This would be an intermediate step on the way to the demanded replacement of the Management Board around CEO Professor Hermann Lübbert.

It is completely unclear what should happen afterwards. Balaton has never disclosed in any way under which management and with what strategy Biofrontera would develop under its influence. Instead, for years Balaton has been piling lawsuits on the company, which ties up enormous resources on Biofrontera’s side and increasingly burdens its further strategic development. This is to the detriment of the company and its shareholders.

In contrast to that, Maruho is a long-term strategic partner. We have decades of experience in the field of dermatology and a highly sophisticated distribution network. As a reliable and stable anchor shareholder, we want to support Biofrontera AG on its way. In particular, we are committed to securing the independence of the company, as we believe it is an essential source of success. We have great confidence in the company’s Management Board and support Professor Lübbert and his team in implementing their strategy.

Maruho and Biofrontera are ideal partners. This is a fact that has been confirmed by the company’s Management Board and Supervisory Board. In their Reasoned Opinion, they unanimously recommend to the shareholders to accept the present partial acquisition offer. In addition, some board members have announced that they will tender own shares, some of them to a considerable extent.

Rumors have been spread that Maruho intends to take over Biofrontera entirely. In this context, we would like to state in all clarity: These are “fake news”. The opposite is true: according to its current business plan, Maruho will not launch a complete takeover bid for Biofrontera within the next two years. In order to take action against the deliberate misinformation of shareholders and other market participants, we have informed the supervisory authorities in Germany and the U.S. and reserve the right to take further legal action against the initiators.

Why is Maruho’s offer advantageous for you as a shareholder?

Under the partial acquisition offer, we offer you € 7.20 per share in cash. This corresponds to an attractive premium of 27 percent on the last unaffected XETRA price before the announcement of the offer. The price of € 7.20 is significantly higher than all XETRA closing prices of the Biofrontera share in the last ten years prior to the announcement of the offer. To accept our offer, please contact your custodian bank. The acceptance period ends on Monday, June 24, 2019; 24:00 hours (CEST).

When deciding to accept our offer, you should not be irritated by the diversions initiated by Deutsche Balaton AG. Like the request to convene an extraordinary general meeting, the announcement of a competing offer (notification of May 29) is purely tactical. The announced offer would apply only to a very small number of shares and does not offer a higher price. Evidently, its sole purpose is to disturb you in your decision to accept our offer.

When making your decision, you should consider the following:

•

The stock market price for Biofrontera shares is currently strongly influenced by speculation on a bidding contest. Maruho will not participate in such a contest. We are convinced that we made you an attractive offer with a premium of almost 30 percent. We will not increase the price for our offer until the end of the acceptance period on June 24.

•

You should not speculate on a potentially higher offer. There is no guarantee that Deutsche Balaton AG will actually publish an offer at all despite its announcement. And even if it does, there would be a risk that the offer will not be approved by the financial supervisory authorities, as it was the case with the partial acquisition offer of Balaton last year.

•

The stock market price of the Biofrontera share is currently being driven up by tactical manoeuvres of the Balaton corporate network. As can be taken from voting rights announcements in the U.S., Balaton has been buying shares at prices significantly above its own announced offer price.

•

Under these circumstances, it is highly doubtful whether the share price will maintain its recent price gains once the acceptance period of our offer has expired. The same was the case last year, when the Biofrontera share briefly rose to over € 7.00 in the course of a partial acquisition offer for € 6.00 and fell back to around € 5.00 by the end of the year.

•

As a shareholder, you participate not only in the opportunities, but also in the risks of the further company development. Even though Maruho is convinced of the long-term potential of Biofrontera AG, it cannot be ruled out that there will be setbacks in the future. The risks would be even more real if Balaton succeeds with its plan to substitute members of the Management Board and Supervisory Board according to its wishes.

•

Maruho offers you now an attractive opportunity to realize profits. You also have the option of accepting the offer for only part of your shares. This way, you can take advantage of the potential for value creation associated with the Maruho offer with the remaining part of your shares.

Maruho is aware that you are facing a difficult decision. Biofrontera is at a crossroads, and it is up to you to decide which direction the company should take. Strengthen Biofrontera with a reliable and stable anchor shareholder. Take your chance to sell shares for an attractive premium of almost 30 percent. To do so, tender your shares into our offer by June 24.

For further information on the partial acquisition offer of Maruho Deutschland GmbH, visit our website at http://www.pharma-offer.de or get in touch with the contact persons listed there. Please do not hesitate to contact us if you have any questions.

Kind regards,

Junichi Hamada	Seiichi Takada	Kenichi Owada
Managing Director	Managing Director	Managing Director
Maruho Deutschland GmbH	Maruho Deutschland GmbH	Maruho Deutschland GmbH